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                                                                      Exhibit 20


                                [ON VEECO LETTERHEAD]


VEECO COMPLETES MERGER WITH DIGITAL INSTRUMENTS

APPOINTS NEW MEMBERS TO BOARD OF DIRECTORS

PLAINVIEW, NY, May 29, 1998--At its Annual Meeting today, the shareholders of Veeco Instruments Inc., (NASDAQ: VECO), approved the Company's previously announced merger with Digital Instruments, Inc. of Santa Barbara, CA, a world leader in scanning probe/atomic force microscopy (SPM/AFM).

Mr. Edward H. Braun, Chairman, President and CEO of Veeco, commented, "This merger supports Veeco's strategy to extend our leadership position in metrology by providing customer solutions over a wide range of measurement technologies including atomic force microscopy, optical profilers, stylus profilers, and laser scatterometers. Digital Instruments' products complement our SXM-320 production Atomic Force Microscope, currently built by IBM and sold exclusively by Veeco. As data storage and semiconductor industries continue to shrink device dimensions, scanning atomic force microscopy, now critical for process development and research, will become the next generation production metrology tool for .18 and .13 micron critical dimensions."

Mr. Braun added, "Digital Instruments ideally fits our acquisition profile: it is a leader in its product area and is synergistic with our core products and markets. This is an excellent example of combining two companies that together can grow faster than they would have individually."

Under the merger, Digital Instruments shareholders received 5,583,725 shares of Veeco common stock. The merger will be accounted for as a pooling of interests transaction. Digital Instruments, which was privately held, had revenues of approximately $51 million in 1997.

Also at today's meeting, Veeco's shareholders appointed five new members to the Company's Board of Directors, including three new outside directors and two executives from Digital Instruments, and reappointed two individuals already serving on the Company's Board. This brings the company's total board membership to 11. The five newly elected directors are: Roger D. McDaniel, Irwin H. Pfister, Heinz K. Fridrich, Virgil Elings and John Gurley. Mr. McDaniel is president, CEO and a director of Integrated Process Equipment Corp. (NASDAQ: IPEC), a leading manufacturer of CMP (chemical-mechanical planarization) equipment for the semiconductor industry. Mr. Pfister is Executive Vice President and corporate officer of Schlumberger Ltd. Mr. Fridrich serves as a professor, Department of Industrial and Systems Engineering, University of Florida, and was formerly Vice President and General Manager of IBM's largest development and manufacturing site for semiconductor and electronic packaging. Mr. Elings and Mr. Gurley are co-founders and President and Vice President of Digital, respectively. Mr. James C. Wyant and Mr. Walter
J. Scherr were reelected to Veeco's Board of Directors.



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Veeco Instruments Inc., headquartered in Plainview, New York, is a worldwide leader in etch and deposition process equipment for data storage, and metrology tools for the data storage, semiconductor and flat panel display industries. Manufacturing and engineering facilities are located in New York, California and Arizona. Global sales and service offices are located throughout the United States, Europe, Japan and Asia-Pacific.

Digital Instruments Inc. is a leader in scanning probe and atomic force microscopy technology used in data storage, semiconductor and research applications. Digital Instruments, founded in 1987, has sold more than 2,200 NanoScope SPM Systems.

TO THE EXTENT THAT THIS NEWS RELEASE DISCUSSES EXPECTATIONS ABOUT MARKET CONDITIONS OR ABOUT MARKET ACCEPTANCE AND FUTURE SALES OF THE COMPANY'S PRODUCTS, OR OTHERWISE MAKES STATEMENTS ABOUT THE FUTURE, SUCH STATEMENTS ARE FORWARD-LOOKING AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. THESE FACTORS INCLUDE THE CYCLICAL NATURE OF THE DATA STORAGE AND SEMICONDUCTOR INDUSTRY, RISKS ASSOCIATES WITH THE ACCEPTANCE OF NEW PRODUCTS BY INDIVIDUAL CUSTOMERS AND BY THE MARKETPLACE, AND OTHER FACTORS DISCUSSED IN THE BUSINESS DESCRIPTION AND MANAGEMENT'S DISCUSSION AND ANALYSIS SECTIONS OF THE COMPANY'S REPORT ON FORM 10-K AND ANNUAL REPORT TO SHAREHOLDERS.

Investor and Financial Media Contact:
Debra Wasser
(516) 349-8300 ext. 1472

Trade Media Contact:
Fran Brennen
(516) 349-8300 ext. 1222